SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [ x ]        Form 40-F  [    ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   [    ]        No  [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-            .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia and Hellgate: London Press Release (attached hereto as Exhibit 99.1)

2.	GigaMedia and Yahoo! Strategic Partnership Press Release (attached hereto as Exhibit 99.2)

3.	GigaMedia Strategic Investment in IAH Press Release (attached hereto as Exhibit 99.3)

4.	GigaMedia and Carmen Media Group Press Release (attached hereto as Exhibit 99.4)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: January 2, 2007	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia Scores Hot Game Title

Hellgate: London®

Expected to be The Monster Hit of 2007

TAIPEI, Taiwan, December 14, 2006 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today that it has secured an exclusive license to offer and operate the highly anticipated action game Hellgate: London® in Taiwan, Hong Kong and Macau.

“Hellgate: London is the hottest new game for 2007 – created by the same team of game giants that brought Diablo and Warcraft to the world,” stated GigaMedia CEO Arthur Wang. “Hellgate: London is going to be a monster hit.”

Hellgate: London® is the creation of the fabled Flagship Studios and is distributed by leading international game publisher HanbitSoft, Inc.

“Flagship and HanbitSoft are the Steven Spielberg and Pixar of the game world,” stated CEO Wang. “Hellgate: London is their next-generation product and we are looking at a blockbuster.”

Flagship Studios was founded in 2003 by a team of executives and developers renowned for numerous #1-selling games and multiple Game-of-the-Year awards to their credit, including the worldwide best-selling Diablo®, Starcraft® and Warcraft® games.

HanbitSoft is a leading international publisher of online games, with a long track record of successful large scale multi-player games such as Granado Espada, Neo Steam, Neo Baseball and PangYa.

“We are excited to partner with GigaMedia and its leading FunTown casual game portal,” stated Tony Park, President of International Business at HanbitSoft. “The combination of HanbitSoft’s gaming publishing track record and GigaMedia’s large player base and operating team ensures that Hellgate: London will be a huge success in Asia.”

“Joining with HanbitSoft and Flagship Studios is joining the dream team,” explained GigaMedia CEO Wang. “We are thrilled and expect this partnership will significantly accelerate and extend our robust revenue and earnings growth in 2007 and beyond.”

GigaMedia will operate Hellgate: London® in partnership with Cyber Gateway Limited, a leading regional online game operator, pursuant to a strategic joint venture in which GigaMedia holds a 70 percent interest, and Cyber Gateway 30 percent. For the three-year exclusive operating license, the joint venture will pay an aggregate licensing fee and minimum guarantee of US$9 million.

Hellgate: London® is the marquee title from premier developer Flagship Studios. Since the game was announced in 2004, it has received an overwhelming amount of attention including its appearance on more than 30 magazine covers worldwide in addition to multiple industry nominations and awards.

Hellgate: London® is an action-driven role-playing game that combines the depth and customizability of role-playing games with the immersive excitement and action of first-person-shooter games. In the game, the player creates a heroic character, completes quests and battles through innumerable hordes of demons to advance through experience levels and branching skill paths. A robust, flexible skill and spell system, highly customizable appearances and a massive variety of randomly generated equipment allow players to create their own unique heroes. With dynamically created items, chance events and story-driven quests, no two gaming experiences are ever the same.

Set in the year 2038, Hellgate: London® introduces a world devastated by a demon invasion and a desolate city scorched by hellfire where mankind has gone underground to survive. The mystic sanctuary of the underground system provides players safe conduct throughout the sprawling metropolis of London as they seek to preserve the bloodline of man, gain a foothold against the minions of darkness, and destroy the gates of hell.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for the online entertainment markets, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw

About HanbitSoft, Inc.

HanbitSoft, Inc. is a leading game publisher and developer based in Korea. Established in 1999, HanbitSoft is the global publisher of numerous leading MMOGs, including Granado Espada, Neo Steam, Neo Baseball, Hellgate: London®, Guardians Online, Tantra, PangYa, Survival Project and WYD. HanbitSoft also develops MMOGs both in-house and by investing in Korean and overseas studios such as IMC Games, Flagship Studios, Auran Studio, and Studio Mars. For more information about HanbitSoft, Inc., log onto www.hanbitsoft.com.

About Flagship Studios

Flagship Studios is a creator of innovative entertainment software, designing games that focus on ease of play, replayability, and fun. The studio was formed in 2003 by former executives and developers from Blizzard North® and represents the creators of the worldwide, best-selling Diablo® franchise. With members that are renowned within the gaming industry, Flagship Studios embodies a team that has worked together for over a decade and have numerous #1-selling games and multiple Game of the Year awards to their credit. For more information about Flagship Studios, log onto www.flagshipstudios.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

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Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia’s Leading Game Portal FunTown Partners

with Yahoo! Taiwan

Extends Wretch Partnership to Yahoo! Taiwan

TAIPEI, Taiwan, December 15, 2006 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today that its leading casual games portal FunTown has entered into a strategic cooperation agreement with Yahoo! Taiwan Inc. (“Yahoo! Taiwan”) designed to broaden and enrich the entertainment and community offerings of both portals.

The strategic cooperation adds Yahoo!’s leading online entertainment and community offerings to FunTown’s world number one MahJong and other online casual game offerings. The cooperation includes co-marketing of FunTown’s games on key Yahoo! Taiwan properties and revenue sharing on resulting sales.

The strategic cooperation with Yahoo! Taiwan follows the proposed acquisition by Yahoo! Taiwan of GigaMedia’s strategic partner Wretch, which acquisition is expected to close in early 2007. Wretch is Taiwan’s top community “blog” site. As part of this transaction, GigaMedia has agreed to cancel its option to purchase equity interest in Wretch in exchange for the larger strategic cooperation with Yahoo! Taiwan and a cash payment.

Cooperation with Wretch will continue under the new agreement with Yahoo! Taiwan and expand to include strategic cooperation with Yahoo! Taiwan. Direct links to a co-branded FunTown and Yahoo Taiwan! Web site will be prominently featured throughout Wretch, and will be placed on Yahoo! Taiwan’s online game and messenger homepages with banner advertisement rights designed to drive users to the co-branded site. Members of Yahoo! Taiwan will also be able to use their login and password to directly access FunTown’s games on the co-branded site.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

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Exhibit 99.3

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia Invests in Exciting

Southeast Asian Game Platform

New Access to Giant and

Rapidly Growing Regional Market

TAIPEI, Taiwan, December 20, 2006 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today a strategic partnership with and investment in Infocomm Asia Holdings Pte Ltd (“Infocomm Asia”), an exciting Southeast Asian online game platform.

The deal extends GigaMedia’s online game presence from Greater China to the large and promising Southeast Asia region, offering new and high growth markets for GigaMedia’s FunTown games.

Infocomm Asia is an emerging leader in Southeast Asia, offering blockbuster game titles such as the highly anticipated Granado Espada® and Hellgate: London®, both under exclusive license for all of Southeast Asia. Infocomm Asia is based in Singapore and managed by a team of top industry veterans with a track record of mega-hits in Asia including Warcraft, Diablo, StarCraft and Counter-Strike.

“Infocomm Asia is the most dynamic force in Southeast Asia, led by the most talented, most experienced team in the region,” stated GigaMedia CEO Arthur Wang. “We are excited to partner with Infocomm Asia, to join this emerging powerhouse.”

Southeast Asia is one of the fastest growing online game markets in the world. According to an IDC study (“Southeast Asia Online Gaming Forecast & Analysis, 2006”), the region’s online games market is expected to nearly triple over the next four years.

“Southeast Asia is a huge and largely untapped opportunity, similar to China’s online game market several years ago,” stated GigaMedia CEO Arthur Wang. “Through Infocomm Asia, we look to establish an unrivaled No. 1 position in this region.”

Southeast Asia has a total population of approximately 580 million people in ten countries and an estimated 57 million Internet users.

Pursuant to the terms of the strategic partnership, GigaMedia has made an investment of US$10 million in Infocomm Asia and obtained Board representation and preferred shares convertible into an approximate 33 percent equity position, making GigaMedia the largest shareholder of Infocomm Asia.

GigaMedia joins several premier strategic and financial investors as a shareholder of Infocomm Asia, including Infocomm Development Authority of Singapore; Commerzbank Asset Management Asia, the Asian arm of one of Europe’s largest banks; and The9 Limited, a leading online game operator in China.

Infocomm Asia is the first company to ever obtain exclusive region-wide rights for top-rated Massively-Multiplayer Online Role-Playing Games, which include the marquee games Granado Espada® and Hellgate: London®.

Granado Espada® is from developer IMC Games and leading game publisher HanbitSoft, Inc. IMC Games was founded by Hakkyu Kim, the creator of one of Southeast Asia’s most popular MMORPGs, Ragnarok Online. Granado Espada® has received multiple industry awards, including the Grand Prix award at the Korea Game Awards 2006, and the 2006 Game of the Month award (April), which is sponsored by the Korean Ministry of Culture and Tourism, Korea’s Game Infinity, and the Electronic Times.

Hellgate: London® is a highly anticipated title from premier developer Flagship Studios and leading publisher HanbitSoft. Since the game was announced in 2004, it has received an overwhelming amount of attention including its appearance on more than 30 magazine covers worldwide in addition to multiple industry nominations and awards. It received over 10 awards when it was shown at E3 2006, including nominations for Best PC Game and Best RPG Game from E3 Game Critics Awards, nomination for Best PC RPG of E3 2006 from IGN, and E3 2006 Notable Title from The New York Times.

Infocomm Asia has also recently acquired exclusive rights to distribute Emil Chronicle Online (ECO) within the Southeast Asia region, including Singapore, Malaysia, Thailand, the Philippines, Indonesia, Vietnam, Australia and New Zealand. ECO is published by Gravity, who is also the publisher of Ragnarok Online.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

About Infocomm Asia Holdings Pte Ltd

Infocomm Asia Holdings Pte Ltd aims to become the leading operator and distributor of online games in Southeast Asia through strategic alliances with other online games operators in the region. IAH believes in obtaining the rights to only the best games available. Examples of these include Granado Espada®, Hellgate: London®, and most recently, Emil Chronicle Online (ECO). ECO is published by the company behind Ragnarok Online – Gravity. IAH will continue to bring the best online games from around the world to gamers in Southeast Asia.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

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Exhibit 99.4

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Director of Communications
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia licenses cash-wager Mahjong to

online entertainment leader Carmen Media Group

Hong Kong, December 22, 2006 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today that it has licensed its real money MahJong and other Asian game software to the Carmen Media Group, a global leader in online entertainment.

The Carmen Media Group operates a portfolio of top online entertainment sites worldwide and is licensed in Gibraltar.

Under the terms of the non-exclusive license, Carmen Media will have the right to offer GigaMedia’s MahJong and other Asian game software on a real money basis.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for the online entertainment markets, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

About Carmen Media Group

The Carmen Media Group is a leading global entertainment group. Formed in 2002 out of the Demmy Group of companies and licensed from Gibraltar to operate casinos, sportsbooks and multiplayer poker in the online domain, the Carmen Media Group is committed to consistently deliver a great entertaining, gaming and betting experience, supported by the most exciting promotions within the security of the fairest and highest regulated environment. The Carmen Media Group maintains a portfolio of entertainment brands, consisting of five online casinos, three online multiplayer poker rooms and two online sportsbooks which form part of Belle Rock Entertainment as well as its European focused brand Betway. Each brand has its own individual personality and environment, and shares the Carmen Media Group commitment to provide the most entertaining, rewarding and best supported gaming experience in the world. More information on the Carmen Media Group can be obtained from www.carmenmedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

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